Exhibit 99.1

Nano Dimension Announces Changes in Board Composition

Waltham, Mass., Dec. 16, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a supplier of Additive Manufacturing solutions, today announced changes in the composition of its Board of Directors (the “Board”).

Nano’s Board currently consists of four members: Messrs. Ofir Baharav, Robert Pons, Dr. Joshua Rosensweig and Kenneth Traub. Mr. Baharav has been appointed as Chairman of the Board. Dr. Joshua Rosensweig will serve as the Chairman of the Company’s Audit Committee and Mr. Robert Pons will serve as the Chairman of the Company’s Compensation Committee.

In light of the previously announced results of the Company’s 2024 annual general meeting of shareholders, dated December 6, 2024 (the "AGM") and the previously announced ruling of the Israeli central region district court in Lod, dated November 21, 2024 (the "Court Ruling") regarding Nano’s extraordinary general meeting of shareholders held on March 20, 2023 (the “EGM”), Dr. Yoav Nissan-Cohen, Messrs. Eitan Ben-Eliahu, Oded Gera, Roni Kleinfeld, Chris Moran and Mrs. Georgette Mosbacher have resigned from the Board, effective immediately. Messrs. Baharav and Pons were elected to the Board following the AGM results and replaced the seats formerly occupied by Messrs. Yoav Stern and Michael X. Garrett. Messrs. Rosensweig and Traub were elected to the Board at the EGM, but since the Company had contested the legality of the EGM, they joined the Board immediately after the Court Ruling, which determined, among other matters, that the EGM was duly held and the vote that elected them to the Board was consequently valid.

The Board commented that: “As a newly reconstituted Board, we are committed to strong corporate governance and executing plans to maximize long-term value for shareholders.”

Biographies

Ofir Baharav

Mr. Baharav is a seasoned senior executive with a career spanning more than two decades in product development for the technology and 3D printing sector. In his various executive roles, he has focused on M&A, operational improvements, corporate governance and enhancing shareholder value. Mr. Baharav previously served as Chairman of the Board from 2019 to 2021 and as a director in the Company from 2015 to 2021. Prior to Nano, from 2014 to 2015, Mr. Baharav was the VP of Product Management of Stratasys Ltd.. In 1999, Mr. Baharav founded RelayHealth Corporation and served as their Chief Executive Officer until it was acquired by McKesson Corp. in 2006. Mr. Baharav currently serves as Chief Executive Officer of Maxify Solutions, Inc., which he founded in 2022 to acquire the assets of Breezer Holdings LLC and SimiGon Inc.

Robert (Bob) Pons

Mr. Pons has over four decades of experience as a Chief Executive Officer and senior executive in high growth companies. He brings significant corporate governance expertise, having served on the boards of more than sixteen publicly traded companies. Mr. Pons previously served as the President and the Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies. Prior to that, Mr. Pons served as the Executive Vice President of PTGi-ICS, a wholly owned subsidiary of HC2 Holdings, Inc., a publicly traded holding company operating subsidiaries in infrastructure, telecom, construction, energy, technology, gaming and life sciences. Pons’ public board experience includes roles as Executive Chairman of SeaChange International, Inc. as well as Director at CCUR Holdings, Inc., Alaska Communications, Inc., Inseego Corp. and MRV Communications, Inc.

Dr. Joshua Rosensweig

Dr. Rosensweig has over four decades of experience as a legal professional, with significant experience in corporate governance and enhancing shareholder value as an executive and director at Israel-based public companies. Dr. Rosensweig is the founder and senior partner of Rosensweig & Co., a boutique law firm based in Tel Aviv. Between 2012 and 2013, Dr. Rosensweig was head of the tax department at Agmon & Co., and from 1999 until 2005, he served as a senior partner at Gornitzky & Co., where he led the international transactions and taxation practices. Since 2017, Dr. Rosensweig has been serving as a member of the board of directors of Israel Corporation. Previously, Dr. Rosensweig served on the board of directors of Bezeq Israel Telecommunication Corp. from 2010 until 2018. Additionally, Rosensweig served on the board of Alrov Properties and Lodgings Ltd. from 2010 until 2018 and has held leadership positions as Chairman of the board of directors of First International Bank of Israel from 2003 until 2006 and of Poalim IBI in 2013.

Kenneth H. Traub

Mr. Traub is a visionary and transformational corporate leader with a successful track record of building sustainable shareholder value. Mr. Traub has over 30 years of experience as a Chairman, Chief Executive Officer, director and active investor with a demonstrated record of accomplishment in driving strategic, financial, operational and governance improvements. Mr. Traub currently serves as the Executive Chairman of Comtech Telecommunications Corp, non-executive Chairman of Edgio, Inc, and Chairman of the Nominating and Governance Committee of the board of directors of Tidewater, Inc. Mr. Traub also served as the Managing Partner of Delta Value Advisors, a strategic consulting and investment advisory firm specializing in corporate governance and turnarounds, since 2019. Mr. Traub previously served as an independent director on the board of directors of numerous public companies, including DSP Group, Inc., an Israeli based manufacturer of multimedia chipsets for converged communications; MRV Communications, Inc., a telecommunications company with principal manufacturing facilities in Israel; Vitesse Semiconductor, Inc., a fabless semiconductor developer; Xyratex Ltd, a data storage company; MIPS Technologies, Inc., a semiconductor technology company; Intermolecular, Inc., a semiconductor materials supplier; and Phoenix Technologies, Inc., a leading supplier of firmware for computers, among others. Mr. Traub received the NACD Directorship Certification, which is awarded to directors who meet the highest standards of corporate governance according to the National Association of Corporate Directors. Mr. Traub received a BA from Emory College in 1983 and an MBA from Harvard Business School in 1988.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq: NNDM) offers a variety of Digital Manufacturing technologies serving customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia.

With its suite of digital manufacturing technologies, Nano Dimension is enabling its customers with prototyping and high-mix-low-volume production, along with IP security, design-for-manufacturing capabilities, and more sustainable means of fabrication.

For more information, please visit https://www.nano-di.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, Nano is using forward-looking statements in this press release when it discusses executing plans to maximize long-term value for shareholders. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of Nano could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development

ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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